Exhibit 2.01B

ACQUISITION AGREEMENT Dated April 04, 2024 BETWEEN: AMERICAN HERITAGE INVESTMENT CAPITAL, LP a Texas Corporation 1001 Texas Ave #1400, Houston, TX 77002 (referred to as "AHIC") and SILVERTON ENERGY Inc, a Nevada Corporation 101 E Park Blvd Ste 600, Plano, TX 75074 ( referred to as "SLTN") (AHIC and SLTN are jointly referred to as "Buyer") AND: KRIS K. AGRAWAL 4133 Lincoln Blvd. Oklahoma City, OK 73105, USA (referred to as "KA") the following: KRIS K. AGRAWAL, ETAL. and EXXON OIL AND GAS, INC, VANCE - 1 PROPERTIES, LLC, a Oklahoma corporation Including: ANY ENTITY WHICH HOLDS ANY INTEREST IN THE LEASEHOLD, Uointly referred to as "Seller". (Buyer and Seller including their below defined representatives are consecutively referred as the "Parties") Attachments: Appendix "Al" : Definitions and Interpretations Appendix "A2" : List of Assets Appendix "A3" : List and particulars of Overriding Royalties Appendix "A3" : Sellers Statements Page 1 of9

WHEREAS:

A. (a) Buyer is a public company, reporting to a fully regulated stock exchange in the OTC MARKETS, INC, with more than three seven hundred shareholders. The company has its common shares listed on the OTC Markets, Inc (the "SLTN") under the symbol (SLTN). Buyer is in good standing with all Regulatory Authorities as well as current with all its corporate filings and has its registered offices. Buyer's objectives are to be focused on investments and E&P within the Oil & Gas industry and, SLTN is desirous to acquire certain percentages of the NRI of selected assets of NET in stages including operating experience to expand its management team within that industry sector.

(b) Buyer is represented by the president of SLTN, Mr Samuel Smith, and representatives of AHIC, Mr. Jeffrey Fanning ("JF"), and general Partner Mr. Rafael A Pinedo ("RP"), whereby JF and RP will also be the agents for Buyer to negotiations to facilitate the execution of the proposed transaction with Seller; and

(c) Buyer desires to acquire all the working interest and overriding royalty interests in the listed Assets of the Leasehold (Appendix "A").

B. (a) Seller owns and operates an oil and gas Leasehold described in Appendix "A1", which are all located in Oklahoma and Arkansas (hereinafter the *"Assets"*) covering wells and leases located in Beaver, Creek, Canadian, Garvin, Garfield, Harper, Kingfisher, Major, Okmulgee, Muskogee (Culton, Milligan, Fuller, and Woodward Counties, including its in Oklahoma located Assets listed in Appendix "A1".

(b) Seller is represented by Mr. Kris K. Agrawal ("KA"), as an agent, manager, or authorized officer of the working interest owners and operators of the hereinafter described leasehold; and

(c) Seller desires to sell all its working and overriding royalty interests in the Assets listed in Appendix "A2".

C. the Parties have reached a consent as to the terms and conditions of the purchase and sale and wish to articulate this agreement.

NOW THEREFORE the Parties agree that, to proceed effectively, the terms and conditions set forth within this agreement including its Appendices will be the basic terms and therefore the Parties agree to the following:

1.0 <u>Definitions and Interpretation</u>

1.1 (a) **For the purposes of this Agreement** and the convenience to the reader hereof, the Definitions and Interpretations are attached as Appendix "A1.0" to this Agreement whereby all capitalized word and short forms within this Agreement are referred to as defined herein;

(b) this Agreement may include additional defined terms set forth within "exclamation marks";

(c) unless the context otherwise clearly indicates, words used in the singular include the plural, the word "Person" includes natural and artificial persons as define in Appendix "A "1.0", the plural includes the singular, and any gender includes the masculine, feminine, and neuter.

2.0 <u>Basic Structure the Acquisition of Seller's Assets and Integration of Operating Entity</u>

2.1 The Parties agree to use their best commercial efforts to formulate a payment structure for the acquisition of Assets including the integration of operating entity including an operating team into Buyer's organization:

(a) the Parties will minimize or eliminate any adverse approval tax consequences and be as cost effective, but also to provide the possibility of a cost-efficient unwinding of the Transaction for the Parties in case the desired funding or any other of the agreed upon conditions cannot be accomplished; and

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(b) the Transaction becomes effective subsequent to the approval of the company including the approval of the Board of Directors ("BoD"') and the completion of a NI S 1 - 101 hport performed by a Qualified Person ("QP'j. which is compliant with the "NJ SI· l01 .. Standards of Dilclosun:: for Qil and Gas Activities" under the SEC rules. 2. nc Parda rccoplzc ud nnftna ftutlaer tltat: {a) Buyer will continue its due diligence and will have examined the title and oonditions of all equipment which Seller will sell. assign, and deliver to Buyer all of SeUer•s riaht, title. and intcr$t, in the working interests in the listed Assets is going to be executed; but (i) Seller does not warranty any net revenue interest in the Assets being acquired by Buyer; (b) the acquisition and assignma1t of leases &ball be those listed in Appendix ''Al",The Parties / that SeUer will assign all its right, title, ud interest of every kind in the Leasehold iegardJeu of whether it is covered by the leases described in said assipmmt; but (i) the said assigmnent shall stay in th of •• A.,EJ!.M incJcmnificcl within Appendix ..Al; and shall only be _ one day after the receipt of the1ull pun:basc price and No recordation provision will survive this agn,cment, the Acquisition include that Sella will assign and deliver, and Buyer will acquire all the working and overriding royalty irita'qt of all Assets owned by Seller; whezeby (i) Seller shalt not merge the Overriding Royalty Interests into the working interest until price bas been paid in full; and (ii) Parties agree that the overriding TO)'alty interest ia the Silver Reel FOik Sand unit ii amounts Ito three hundred tbousaDcl US dollars (08$300,000) u will be confirmed by QP; (c) unless disclosed the Asaets to be acquired by Buyer, will be free from any outstanding liens, c:twses, claims or Encumbraaccs and the Parties will execute all docwncnts as the Parties. or their solici• may require in order to effect Transaction under this AgreemenL The Parties also coaffrm tbat they have no further enlfllCIDCMS and liabilities outstandina olha than thole that have been ctisclosccl: herewith or within their attached financial statements. 3. Acree4 wk Imm r., tk Ireeesde 1. Buyer desires to acquire the Assets of Seller's Lcaselaold for the Acquisition - Price referred to the value of the Leasehold must be cxmfinncd by an "NI Sl - 101 Report" and verified by a PQ as n=fc!m:d to in this Agreement as basis for the accounting validation by Buyers '1 auditors. 2. The execution of the agreement will contain the customary n=pn:sentations, warranties and covcnant,s given by the Parties which will also iaclude in more detail the initial operatin1objectives: 3.3. upon the execution of this agreement, with the consent of the board of directors 3.S The term .. Leasehold" u used herein, shall mean: (a) all oi gas, and mineral 1cascs. 1111)' unitization qrdcrs, al) forced pooling orders and all other licenses. permits and orders which cover. autboria or ntate to the exploration for and production of oil, ps. and other minerala from the lands dacribed above. (b) all wells located on the above described lands. personal property. fixtures, compressors. gathering systems, pipelines, inventoty located theRoa, equipment, and improvemcms located on the Leaaes or the Land. or used or obtainecl in connection with the owilerlhip, exploration, development, or operation of the leases on the Land, or the production. sale, procesaing, treatiq. storing, ptbcrifl8. transportation or disposal of hydrocarbons. water or any other substances produced tberefiom or attributable thereto; Page3of9

(c) all contracts, agreements, leases, licenses, easements, rights-of-way, rights under orders of regulatory authorities having jurisdiction with respect to, and other properties and rights of every nature whatsoever in or incident to the ownership, exploration, development, use or occupancy of the Leases or the Land or any interest therein, or the production, sale, processing, treating, storing, gathering, transportation or disposal of hydrocarbons, water or any other substance produced therefrom or attributable thereto; and

(d) all other rights and interests of every nature whatsoever owned by Seller relating to the Leases or the listed Assets, Land or the ownership or operation thereof, including, but not limited to, surface leases and undeveloped leasehold located within the Listed Assets, *provided, however*, that there is excepted specifically from the term Leasehold:

(i) surface ownership of the real property covered by the Assets,

(ii) all mineral interests and royalty interest, overriding royalty interest owned by third parties, and other similar rights and interests in and under the Leasehold and the Land, and

(iii) all hydrocarbon production from or attributable to the Leasehold or the Land with respect to all periods prior to the Effective Time of this agreement.

4.0 <u>Acquisition or Purchase Price and Payment Terms for Acquisition</u>

4.1 Buyer agrees to pay for all of Seller's interest in the Leasehold including Royalties and overriding Royalties, the principal sum of three million five hundred thousand US Dollars, (US$3,500,000.00), which shall be paid as follows:

SCTR SETTI

WHEREAS, the ~~Company~~ and ~~Purchaser are~~ executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the rules and regulations promulgated by the United States Securities and Exchange Commission (The "SEC") under the Securities Act of 1933, and amended (the "1933 Act");

SL

WHEREAS, the ~~Company desires~~ to purchase from the seller upon the terms and conditions set forth herein, for a value of $3,500,000 (in note payable convertible in common Stock at market value at the moment of execution within a minimum time of (thirteen months) 13 months of the acquisition, upon execution of this Agreement.

(c) Until full payment has been received by Seller:

(i) Buyer shall not encumber the leases, wells equipment and the Unit Production, with mortgages, liens, sale contracts, drilling contracts, UCC-1 liens (see Appendix"A1"), Operator's Lien, Unit Operator's liens, production payments;

(ii) Buyer shall at all times maintain the property subject to its contracted free and clear to be handed over to the Seller in the present or better condition as received on date of this contract until full payment has been received.

(d) Once Buyer is in charge of the operation, Buyer-Seller shall operate the wells and the leases; and

(e) **This contract shall be treated as a Promissory Note and Mortgage of $3,500,000.00 upon the Leasehold with right to sell and repossess without a judicial sale which shall be updated and reduced to the remaining balance after each payment to the principal sum of the Acquisition-Price.**

(f) Seller shall still be deemed to be the owner of the leases and the production of the Leasehold until payment has been received in full by the Buyer. Seller may enter the premises at mutually agreed times, but will take back control of premises, wells, equipment, production and exclude the Buyer from the premises only, if an uncured default is established.

(g) Buyer shall not remove any leasehold equipment from the leases, wells and shall preserve and insure such equipment in the amount of its replacement value but not to be less than $800,000. The

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insurance agreement shall list the Seller as additional insured until payment has been m:civcd by the Seller in full. u Improytn• IaerhJfl Buyer aarces to pay for hereby pay one hundred fifty thousand dollars (SlS0,000.00) to Seller to be used for improving the leasebold within a period of six months. This amount will be paid immediately after, confirmation of the Reserve Report tiom MK F.qineeriag. s.o ne Eff,sttye Datt., tllt Asefdder The Parties agree that the Effective Date of the Acquisition will be the April 4. 2024. 6.1 No Warrpty pf Egaipmept 9[ Amopt ef Pnpdpctlop. Buyer acknowled&cs that the equipment located on or in the wells located on the Listed Auets and any equipment used for the production oftbe Asse1s, wells, are being transferred "as i, .. and "where is without warranty of merchantability or condition IDd drat Buyer bu utisticd itself regardmg the condition of the equipment a 1 he wells ability to pn>ducc a apccified amouat of oi l or other productsi therefrom and no warranty or rcpreseatation reprding the amount of produetion that will be awilablc from operating the wells is beina made by Seller . 1 . e BCPf!Hl!ldm R 4 WfnMdst a( † ellcr . 1. As a material inducement to Buyer earaina into and pcd'orming its obligations under this Agreement,j Seller hereby iq,rcsents and warrants to Buyer as of the date hereof, and by proceeding with tbe Closijig will be deemed to represent and wamnt to Buyer as of the Closing - Date, the following: (a) Rjpdig Effect, That the undmsipcd has duly aa : utod and delivered this AGREEMENT • Sel&r and be is authorized to execute it on behalf of all parties named above a Seller, and all instrumedta required hcmmder to be executed and delivered by Seller . (b) Status of Properties: No Lieus. Since the acquisition by Seller of lhc Leuehold, Seller has not m,.te any conveyance, or other disposition of any such properties or any interest thelein. , Sener•s interests in the Leasehold are not subject to or burdened by a mortgage, security interestj or other lien created or arising by, through or under Seller. Any benefits acaued to Seller by any instrument filed. to beconveyed to Buyer. No labor or material liens may be filed apinst the property or the interest of Seller for services provided widuo the last 180 days bu not been paid for by Seller, or Seller shall be oblipied to pay all coats incum:d by it to develop and maintain the Leasehold oil and gas production. (c) fMlf ?f k!erbnld : All leases are in full force and ctrect (and before the end of February 2024 ) . Seller would have made at in royalty payments or arc being held by production from the lilted Assets . All royalty and Overriding Royalty Interest payments have been made current through OiJ via last purchase of 011 ill January 2024. The.le are no .lawsuits or clisputa filed in any District Court of Law with mineral owners over the validity of the oil and pa leases. The 8Cl'NgQ under non - operated wells are fcr Buyer to propose new drilling sites. All expcmca to auch non operated wells have not been paid and Buyer is under no obligation to purchase them without reducin3 the purchasing price. Seller wiU give notice to Operators of non - operating wells to shut down the ope.rations to not incur additional liabilities. Seller has certain obliptiom to Okla1aoma Corporation Commission. 2. Broker and Other Fees Seller has incwTed no liability, contingcnt or othcrwiic, for broker or similar fees in respect of this transaction for whidl Buyer shill have any responsibility wbataoever . 3. Compliance with Amqmcgg pl Laws . To Seller's knowledge, no defauk exists under aay of the tcnns and provision, express or implied, of the Leases or of any mat . erial agreement, contract or commitmmt to wbicb Seller is a party or to which any of the Leasehold is subjeet, and Seller bu not received any notice of any of such default from mincraJ owners . Seller is unaware if any wells included in the Leuchold have been drilled, comploted . and operated in p,betantial compliance with all applicable rut . and regulationa of the Oklahoma PageSof9

Corporation Commission. There are no unabated environmental violations.

7.4 Contracts Relating to the Interests. Seller has not entered on any contracts affecting Seller's interest in the Leasehold for which Buyer will have any responsibility or liability after the Closing except as set forth in Appendix "B" attached hereto.

7.5 Claims or Litigation. There is no suit, action or other proceeding pending against Seller before any court or governmental agency relating to the Leasehold, nor to the knowledge of the Seller. If there will be any claim, dispute, suit, action, or other proceeding threatened against Seller or pending or threatened against any of the Leasehold which might result in the impairment or loss of Seller's title to the same or the value thereof, then such leasehold shall be excluded from this sale.

8.0 Representations and Warranties of Buyer.

As a material inducement to Seller entering into and performing its obligations under the terms of this agreement. Buyer hereby represents and warrants to Seller as of the date hereof, and by proceeding with the Closing will be deemed to represent and warrant to Seller as of the Closing-Date.

9.0 The future Board of Directors

As required the company desires to nominate two directors with specific knowledge in the Oil & Gas industry to its board. It is also understood and agreed that the present board members and officers of the Parties will provide full disclosure and cooperate in every aspect with the affairs of Buyer and Seller and the new Board Members, to facilitate an efficient team cooperation.

10.0 Closing

Closing Place and Time. The agreement can be executed in multiple location and submitted via electronic mail or facsimile but the closing shall take place within one (1) Business Days after the confirmed execution by both parties. Closing shall take place at the offices of Seller, at 4133 N. Lincoln Blvd., Oklahoma City, OK 73105, or such earlier date or time and place as may be agreed to by Parties.

10.3 At the Closing:

(a) Seller shall deliver executed Assignment, Conveyance and Bill of Sale covering the Leasehold to Buyer to be placed with Seller as defined in Appendix "A1";

(b) Seller shall deliver all files, data, and records pertaining to the Leasehold to be returned upon demand to Seller in case of a default by Buyer until said default is cured.

(c) Seller shall deliver a properly executed Form-1073 (see Appendix "A1") for the transfer of operations to Buyer.

11.0 Preliminary Acts and Conveyances.

11.1 Prior to effecting the sale and purchase the Buyer has satisfied himself on title to the Leasehold and the parties agree to work together diligently and in good faith to accomplish as expeditiously as reasonably practicable any questions that may arise regarding title to the Leasehold property or the operations.

11.2 For this agreement, the purchase price includes 90% of mineral leasehold and 10% equipment leasehold due to depreciation.

11.3 However, no equipment shall be removed, hypothecated, and sold:

(a) by Seller prior to transfer of operations to Buyer; and

(b) by Buyer until full purchase price of Leasehold has been paid,

(c) any reduction and alienation in equipment or Leasehold value under 11.2, (a) and (b) shall be

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considered as a criminal felony.

12.0 Post-Closing Matters.

12.1 (a) Sales Taxes. It is understood that sales taxes, if any- may be imposed on account of the transaction contemplated hereby. Seller will be responsible for all such taxes, will remit same to the proper governmental authorities within the time allowed for by law for payment thereof and will hold Buyer harmless with respect thereto, including any penalties or interest assessed for late payment.

(b) Receipts and Disbursements. If, after the Closing, Buyer receives any funds relating to operations on or production from the Leasehold prior to the Effective Time, or Seller receives any funds relating to operations on or production from the Leasehold after the Effective Time, then the party receiving such funds shall account therefor and pay the same to the other party promptly after receipt thereof. Oil produced and in the tanks prior to closing shall be measured by both parties prior to closing and if Seller wishes it picked-up by purchaser shall cause it to be done prior to closing. Otherwise, Buyer will pay the net amount to Seller when payment therefore is received by Buyer following closing.

13.0 Allocation of Liability.

(a) Seller shall remain liable and responsible for all costs and expenses attributable to the ownership or operation of the Leasehold including all environmental violations which occur prior to the transfer of operations to Buyer; and

(b) Buyer shall be liable and responsible for all costs and expenses attributable to the ownership or operation of the Leasehold including all environmental violations which occur, during the time the transfer of operations to Buyer has been executed by Seller.

14.0 Access to Information, Confidentiality and Disclosure.

14.1 The Parties agree that, immediately upon the execution of this agreement:

(a) Buyer and its respective or authorized advisors will have full access during normal business hours to review, or Seller will deliver to Buyer, copies of all documents pertaining to the operations of Seller;

(b) Seller and its respective advisors will have full access during normal business hours to review, or Buyer will deliver to Seller, copies of all documents pertaining to the operations to the buyer which are requested by Seller required by the Regulatory Authorities.

14.2 Confidentiality.

(a) Each party shall without limit in time, keep and procure to be kept secret and confidential all Confidential Information belonging to the other party disclosed or obtained as a result of the discussions and negotiations leading to the execution of, or the performance of this agreement and shall neither use nor disclose any such Confidential Information except for the purposes of the proper performance of this agreement or with the prior written consent of the other party. Where disclosure is made to any employee, consultant, adviser, or agent, it shall be made subject to obligations equivalent to those set out in this agreement; and

(b) Each party shall use its best endeavors to procure that any such employee, consultant, adviser, or agent complies with each of those obligations. Each party shall be responsible to the other party in respect of any disclosure or use of any of the other party's Confidential Information by a person to whom disclosure is made.

(c) Buyer shall not contact the mineral owners or Seller shall not contact the Regulatory authorities or buyers's shareholders unless it is required as part of their due diligence and without the intent to cause any harm to the other party.

14.3 Disclosure.

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(a) Except as and to the extent required by law or policies of any Governmental Authorities, without the prior written consent of the other party, neither Seller nor Buyer will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or remarks with respect to the transaction, or otherwise disclose or to permit the disclosure of the existence of discussions regarding a possible Acquisition between the Parties or any of the terms.

(b) if a party is required by law to make any such disclosure, it must first provide to the other Parties the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

15.0 Termination.

It is understood and agreed that this AGREEMENT may be terminated by either Party if:

(a) the Parties cannot meet the agreed upon obligations of the Acquisition; and

(b) the Parties agree to promptly return all documentations, upon request, which have been delivered to each other as part of the anticipated Acquisition.

16.0 Miscellaneous.

16.1 **Notices.** All communications required or permitted to be given under this Agreement shall be in writing and delivered, mailed, or transmitted by e-mail to the Parties at the addresses set out below. Notices shall be deemed given when received except those notices given by e-mail transmission on weekends, holidays or after 5:00 p.m. Central Time, shall be deemed received on the next business day. If delivered by commercial delivery service or mailed by registered or certified mail, the delivery receipt shall be evidence of the date of receipt. Either party may, by written notice so delivered to the other, change the address to which delivery shall thereafter be made. Venue of this agreement shall be in Oklahoma County.

(a) Notices to Seller: **KRIS K. AGRAWAL**, 4133 N. Lincoln Blvd, Oklahoma City, OK 73105.

(b) Notices to Buyer: **SILVERTON ENERGY, INC**, a 101 E Park Blvd Ste 600, Plano, TX 75074.

16.2 **Binding Effect and Counterparts.** This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns and may be executed in any number of counterparts which taken together shall constitute one and the same instrument and each of which shall be considered an original for all purposes.

16.3 **Expenses.** Each party hereto will bear and pay its own expenses of negotiating and consummating the transactions contemplated hereby.

16.4 **Superseding Effect and Survival.** This Agreement supersedes any prior agreement or understanding between the parties with respect to the subject matter hereof and the representations, warranties and covenants of the parties set out herein shall survive the Closing.

16.5 **Waiver.** The rights and remedies of the Parties to the Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to herein will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law;

(a) no waiver of any claim or right under this Agreement will be valid unless evidenced by a writing signed by the waiving party;

(b) no waiver given by a party will be applicable except in the specific instance for which it is given; and

(c) no notice to or demand on a party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to herein.

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16.6 UdgdoL In the event it is necessary to file suit or hire an attorney to cnfm= the provisions of this ap::ement each party shall incur its own costs of litigation. 16.7 Offer to Employ. Buyer shall not hire Seller's employees and vice prior to the transfer of operations from Seller to Buyer unless it is mutually ap:ed upon. It is understood that irreparable harm couUl ocau - to the Parties and the Pllrtics shall be catitlcd w uornccti•te injwu:tion apinat c:adl ocher without bond for violation, selling. encumbering the cqui leases, production, and the Leescholcl a 8. Timely BGJlln P1Y11C1SL The party in charge of the operation shell always assure that all Royalties iarc paid and kept cwrent. • 9. C,,:nag. All references to "USS.. in this agreemcut sball rcfcr to currency ofUSA. 10. Scypblllty, If one or more of the provisions in this AGREEMENT are deemed void by law, then the remaining provisions witJ continue in full force and effect 11. SJICCfllMI yd AIMSPf, TuAGltEEMENT will be binding upon. exeaaors, admmistrators and other legal representatives and its assigns. 12. Fortpeargq Net a Walyer. Extension of the time for or modification of performance shall not opentc to n:1ease the liability of Parties. A party sball .aot be required to commence proceeding.« any default party. Any fmbearauce in exercising any right or remedy including. without limitation. shall not be a waiver of or preclude the cxcmse of any right or remedy. IN WITNESS WBEREOF, the Parties hemo have agreed to accept the marence date as 1hc execution date of this Agreement For Buyer: SILVERTON ENERGY, INC. By: _ President & CEO For Sek; KRIS K. AGRAWAL VANCE - 1, PROPERTRS, LLC By: da EXXON OIL & GAS lac. By; by Rafael A Pinedo General Partner /Cd President Pa&e9of9

15 gas wells Kan Oak Energy Kansas wells TRAVIS 1 - 18 LANGHOPHER AMIGO MAXWELL BUSH FINCHAM D - 1 : DOWDY A - 2 HJVFLUUMEREFELT A - 1 HJV PONDER A - 1 SMITH - I SCHMIDT D - 1 ODEA JAMES I KELLY D - 1 LEONARD 8 - 4 ' MCCLURE D - 5 ! APPENDIX A - 2 - List of Assets AGRAWAL ASSETS